

Botswana

VIP SAFARI

Investment level: $250,000

Perk: Two Seats on 7-day VIP Luxury Botswana Safari* Plus Private Dinner for Two in San Diego with Mammalz Executive Team Prepared by Personal Chef **

* Dates to be determined based on vendor availability and guests' desired travel dates. Blackout dates apply. Not available June 15 - Oct 31 or Dec 20 - Jan 10. Details of itinerary subject to change.

** Private dinner date and San Diego location to be determined.



Overview

Experience Botswana's most prolific wildlife viewing on two private reserves in classic luxury safari style. The placid waters and lush indigenous forests of the private Okavango Delta Reserve habitat offer a safe haven for innumerable bird and wildlife species. The private Selinda Reserve is situated on the banks of the Selinda Spillway as it enters the Linyanti River.

Safari drives, walks, boating, tracking, birding and other bespoke viewing activities are designed to place you in front of the best wildlife the area has to offer. Experience the joy of observing elephants, hippos, lions, leopards, blue wildebeest, greater kudu, zebra, giraffe, and hundreds of bird species.

Either before or after your trip, enjoy a private dinner in San Diego with the Mammalz executive team prepared by a personal chef.

Summary of Itinerary

Day 1 Fly from Maun to Duba Plains Camp in Okavango Delta

Day 2-3 Explore Okavango Delta Private Reserve

Day 4 Fly from Duba Plains Camp to Zarafa Camp in Selinda Private Reserve

Day 5-6 Explore Selinda Private Reserve

Day 7 Fly from Zarafa Camp to Maun

Detailed Itinerary

Your luxury safari begins and ends in Maun, Botswana

Day 1| Fly from Maun Int'l Airport to Duba Plains Camp in Okavango Delta

Board your Cessna flight and enjoy the aerial views of the vast Okavango Delta as you make the trip to Duba Plains Camp. Settle in, then enjoy an evening game drive, sundowners, and dinner.

Day 2-3 Explore Okavango Delta Private Reserve

The renowned Duba Plains Camp sits in the heart of classic Okavango Delta habitat. A matrix of palm dotted islands, flood plains and woodland, the 77,000 hectare private concession typifies the region's unique landscape. Many consider Duba Plains to be the Okavango's version of the Maasai Mara because of the sheer volume of wildlife. Duba Plains prides itself on its extraordinary wildlife experiences with reliable sightings of lion, buffalo, red lechwe, blue wildebeest, greater kudu and tsessebe. Elephant and hippo trudge through the swamps and leopard, and some nocturnal species, can be sighted as well. Birds abound, and the area is a birdwatcher's paradise. Okavango 'specials' include the rare wattled crane, Pel's Fishing owl, white-backed night heron and marsh owl.



Duba Plains offers Botswana's best land safari as well as an Okavango Delta experience, from wildlife viewing and birding or fishing from the boat, to walking and exciting drives with knowledgeable guides and friendly hosts. Great Plains Conservation is the only operator on the concession, offering guests the ultimate opportunity for private wildlife sightings.

Day 4 | Fly from Duba Plains to Zarafa Camp in Selinda Private Reserve

Your bespoke safari continues. Today, after breakfast, you'll board a Cessna flight that will transport you to the airstrip at Zarafa Camp in the private 320,000 acre Selinda Reserve where you'll settle in and begin to explore this special place upstream from the Savute Channel and Chobe National Park. The reserve's unique position gives it the advantages of both of these famous areas but with the tremendous advantage of exclusivity.

Day 5 - 6 | Explore the Selinda Reserve

Continue your exploration of the Selinda Reserve and encounter the wide variety of wildlife in this pristine wilderness. It is a truly spectacular and varied landscape that boasts staggering wildlife populations in diverse habitats year-round. Home to some of the classic species, such as leopard, lion, elephant, buffalo, red lechwe, zebra and giraffe, it is also a refuge for some of the more uncommon species such as African wild dog, cheetah, roan and sable antelopes. And for birders, it will not disappoint. The African skimmer colony is a highlight, as are the antics of the black egret on the shores of Zibadianja Lagoon. From camp, hippos are visible in the lagoon and elephants wander through regularly.



Day 7 | Fly from Zarafa Camp to Maun

It is time to say goodbye until next time. On your Cessna flight back to Maun, you'll fly over the beautiful Botswana landscape and wildlife you've had the chance to get to know personally over the past days.

Accommodations

Duba Plains Camp:

Duba Plains Camp is a wildlife connoisseur's gateway to the Okavango Delta. Built on a wooded island, connected to the prolific wildlife area by an elaborate set of bridges, the camp is the base of many famous wildlife documentaries by National Geographic filmmakers Dereck and Beverly Joubert. The intimate camp features five traditional-style tents. All sit on raised decking, each with views of the surrounding floodplain and the steady stream of wildlife parading past. Each tent has a lounge area, a private veranda, beautifully appointed en-suite facilities consisting of flush loo, double basins and indoor and outdoor showers and luxurious baths. Enjoy your own private plunge pool and outdoor covered sala/day rest area. The main area consists of a large raised dining room, and a comfortable lounge with private dining areas, wine cellar, library, and chef's kitchen with ample space for guests to either find privacy or come together. The camp's centre-point is the gathering place of all bush experiences, the fireplace on an extended deck into the swamp.

Zarafa Camp:

Zarafa Camp is an intimate, four room exquisite tented camp. Few camps rival the location of this little gem, Botswana's first and only Relais & Chateaux property. Overlooking the crystal waters Zibadianja Lagoon, the source of the famous Savute Channel, every area of camp has a magnificent view. The lagoon is also the water source for a tremendous population of wildlife – dry season sightings boast buffalo and elephant by the hundreds.

Zarafa Camp is possibly the "greenest" luxury camp on the African continent. Only recycled hardwoods and canvas were used in the construction and all the camp's electricity comes from its solar farm while a 'bio-gas' system recycles vegetable waste into usable cooking gas. The Zarafa Camp guest tents, 1000 sq. ft in size, are under beige, flowing canvas, with canopy ceilings and completely open (yet netted) sides. Entering through the heavy wood Lamu door transports you to a lavish space

of deep reds, browns, brass and copper, evoking richness and beauty. Each tent has a full lounge and a gas fireplace. The large bedroom is connected to an open layout bathroom with an impressive copper claw foot bath, indoor shower, separate loo and double basins. Decking around the tent leads to the private plunge pool and outdoor shower, all with views of pristine Botswana wilderness. Under an impressive canopy of African ebony trees, the camp has a sizable main lounge, with adjacent library and dining area. Zarafa has succeeded in successfully retaining a clearly African feel, while balancing that delicate relationship between personal and informal and romance and adventure. With a maximum of just eight guests, Zarafa Camp offers complete flexibility. While drives do focus on the most comfortable and productive times of day, early morning and late afternoon, full day drives, walks and boating (water level dependent) are great ways to fill the day at Zarafa.



Duba Plains Camp



Zarafa Camp

Safari Vehicles

The Toyota Land Cruisers used for your safari drives are aptly named 'Swamp Vehicles' due to their extra-high suspension and absolutely huge tires uniquely designed to traverse the floodplains. Open air sides mean you get an unobstructed view of wildlife.



What's Incuded:

Lodging in luxury tents on a double, sharing basis

Return air transfers from Maun to the two camps

Air transfer between camps

All scheduled wildlife activities: safari drives, walks, boat trips (water level dependent)

All meals, non-alcoholic and house alcoholic beverages

Laundry

Great Plains conservation levy

Private dinner for two with Mammalz executive team in San Diego prepared by personal chef

What's NOT Incuded:

Premium alcoholic drinks

Medical & Travel Insurance

Travel to and from Maun, Botswana

Lodging in Maun before start or after end of safari

Any items of a personal nature

Staff Tips & Gratuities

Other activities not included in this itinerary

Donations to Conservation projects

Excess luggage fees

Visa/Passport fees

Single supplement

Travel vaccinations and medications

Travel to and from San Diego for private dinner with Mammalz executive team

Hotel, other meals, and ground transportation while in San Diego

Gallery

Duba Plains























Selinda Camp













* Dates to be determined based on vendor availability and guests' desired travel dates. Details of itinerary subject to change.